# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Context Therapeutics Inc., CIK 0001842952
CUSIP: 21077P108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: James Silverman,, One Boston Place, 26th Floor,, Boston,, Massachusetts (MA), 02108
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-001397
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Context Therapeutics Inc.
Address of issuer's principal executive offices: 2001 Market Street, Suite 3915, Unit #15 Philadelphia, Pennsylvania 19103

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons" with respect to the shares of common stock of the Company:

This Statement on Schedule 13G (this "Statement") is filed by Opaleye, LP ("Opaleye"); Opaleye GP LLC, the general partner of Opaleye, L.P. ("Opaleye GP"); and James Silverman, the manager of Opaleye GP LLC.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye, L.P. is a Delaware limited partnership. Opaleye GP LLC is a Delaware limited liability company. Mr. Silverman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.00%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, James Silverman Managing Member of Opaleye GP LLC , the General Partner of Opaleye, L.P. (02/13/2025)